SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated December 01, 2006, regarding Telefónica de Argentina S.A.’s capital stock reduction.

Item 1
Telefónica de Argentina S.A.

Buenos Aires, December 1, 2006

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. - Capital Stock Reduction

Dear Sirs,

               I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

               Further to the above and in connection with the Company’s capital stock reduction, approved in the Special Shareholders’ Meeting held on September 7th, 2006, we hereby inform that the Comisión Nacional de Valores [Argentine SEC], by Resolution No. 15,514 dated November 30th, 2006, resolved: (i) to partially cancel the public bid authorization timely granted to the Company for the amount of P/V $1,047,632,399.40 in terms of the capital stock reduction; (ii) to adjust the public bid authorization timely granted to the Company through the par value conversion of the Company’s stock P/V $1 to P/V $0.10 per share; (iii) to limit both the partial cancellation of public bid authorization and the authorization for the par value conversion of the stock mentioned in (i) and (ii) above to the registration with the Public Registry of Commerce of the amendment of Article Four to the By-Laws and the capital stock reduction; and (iv) that the resulting capital stock authorized for the public bid amounts to P/V $698,420,029.60 consisting of the following:

Class “A” Shares, P/V $0.10, 1 vote	$436,738,868.00
Class “B” Shares, P/V $0.10, 1 vote	$261,681,161.60

               Moreover, the Comisión Nacional de Valores [Argentine SEC], by Resolution No. 15,515 dated November 30th, 2006, resolved to agree to the amendment of Article Four to the Company’s By-Laws established by the Special Shareholders’ Meeting held on September 7th, 2006, as well as to refer the relevant proceedings to the Inspección General de Justicia [National Corporations’ Office] in order to register the above amendment to the By-Laws and the capital stock reduction.

               Yours sincerely,

Pablo Luis Llauró Attorney Telefónica de Argentina S.A.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: December 04, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel